BUSINESS DEVELOPMENT CORPORATION OF AMERICA

9 West 57th Street, 49th Floor, Suite 4920

New York, New York 10019

VIA EDGAR

October 30, 2019

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Edward Bartz and Mr. Chad Eskildsen

Re:	Business Development Corporation of America

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on October 25, 2019
File Number 333-223803

Dear Mr. Bartz and Mr. Eskildsen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Business Development Corporation of America (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Registration Statement”), be accelerated so that the Registration Statement may be declared effective at 11:30 am, Eastern Time, on Thursday, October 31, 2019, or as soon as practicable thereafter.

The Registrant requests that notification of such effectiveness be made by telephone call to Thomas J. Friedmann of Dechert LLP, legal counsel to the Registrant, at 617-728-7120 and that such effectiveness also be confirmed in writing.

Very truly yours,

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By:	/s/ Nina K. Baryski

Name: Nina K. Baryski

Title: Chief Financial Officer and Treasurer